UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )*

HighPeak Energy, Inc.

(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

43114Q 105

(CUSIP Number)

March 25, 2022

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 43114Q 105	Page 2

1.	Names of Reporting Persons Alamo Borden County IV, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 6,960,000
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 6,960,000
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,960,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 6.7%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 43114Q 105	Page 3

Item 1(a).	Name of Issuer

HighPeak Energy, Inc., a Delaware corporation

Item 1(b).	Address of the Issuer’s Principal Executive Offices

421 W. 3rd Street, Suite 1000, Fort Worth, TX 76102

Item 2(a).	Name of Person Filing

Alamo Borden County IV, LLC, a Texas limited liability company

Item 2(b).	Address of the Principal Business Office or, if none, Residence:

1101 N. Little School Road, Arlington, TX 76017

Item 2(c).	Citizenship

Texas

Item 2(d).	Title of Class of Securities

Common Stock, Par Value $0.0001 Per Share

Item 2(e).	CUSIP Number

43114Q 105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.	Ownership

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover pages hereto for the Reporting Person and is incorporated herein by reference.

On March 25, 2022, pursuant to a purchase and sale agreement dated as of February 15, 2022 by and among the Issuer and the Reporting Person, among others (the “PSA”), the Issuer consummated the acquisition (the “Acquisition”) of certain oil and gas properties from the Reporting Person and its affiliated sellers in exchange for a combination of cash and the issuance to the Reporting Person of 6,960,000 shares of common stock, par value $0.0001 per share, of the Issuer (“Common Stock”). Ownership percentages are based on 96,822,600 shares of Common Stock outstanding as of March 3, 2022, as set forth in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2021, filed with the Securities and Exchange Commission on March 7, 2022, plus the 6,960,000 shares of Common Stock issued in the Acquisition. In connection with the Acquisition and as contemplated in the PSA, the Reporting Person may subsequently become entitled to an additional 773,333 shares of Common Stock, bringing the total number of shares of Common Stock issuable by the Issuer to the Reporting Person to 7,733,333 shares of Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

CUSIP No. 43114Q 105	Page 4

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2022

ALAMO BORDEN COUNTY IV, LLC

By:	/s/ Shu Rau
Name:	Shu Rau
Title:	Chief Executive Officer